FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 14, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Essakane Debt Facility Increased and Approved at US$330 Million

August 14, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that Bayerische Hypo- und Vereinsbank AG, a member of UniCredit Group (“HVB”) and The Standard Bank of South Africa Ltd have received final credit approvals to fully underwrite and provide US$300M in project debt and a US$30M cost over-run facility for the Company’s Essakane gold project in Burkina Faso, West Africa.

The US$330M combined facility is considerably larger than the US$250M originally envisioned with each bank subscribing equally to the increase. The US$175 million commercial tranche, underwritten by HVB, has a 7 year term. The US$125M Export Credit Insurance Corporation tranche, underwritten by Standard Bank, has an 8 year term. In addition, both banks have committed US$15M each to a cost over-run facility. Both tranches rank pari-passu and will be drawn down proportionally. At current market rates, the overall annual interest rate for the combined facility, including political risk insurance premiums, is expected to be below 8%.

Documentation for the facility is largely complete. Closing and drawdown of the facility is contingent on, inter alia, raising the remaining equity capital and completing a fixed price arrangement covering sufficient ounces of gold to satisfy the lender’s requirements over the term of the project loan. Based on the current gold market, the Company expects that the total number of ounces sold at a fixed price will not be higher than 25% of project’s measured and indicated resources. The fixed price arrangement can be unwound at any time if the loan is repaid. The loan contains no early repayment penalties. The capital expenditure budget for the project is US$420M with Orezone having spent approximately $40M as at June 30, 2008.

Standard Bank has also agreed to provide the Company with a five month, US$40M bridge loan facility at an interest rate of LIBOR plus 4%. The Company expects to close and drawdown on the bridge facility within 10 days in order to maintain momentum and construction of the project.

Ron Little, CEO of Orezone, stated that “We are very pleased to have achieved another significant milestone in the ongoing development of the Essakane project. The combined facility has increased by over 30%, on reasonable terms, during one of the most difficult credit markets. This clearly demonstrates the robust nature of the project, the quality of our development team and should attract attention to Orezone, Burkina Faso, our lenders and advisors. We have not seen a financing of this magnitude in our sector for some time.”

UniCredit Group is one of Europe’s largest financial institutions. For 20 years HVB, as part of the UniCredit Group, has been an active finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage the Group is well positioned to provide solutions for its mining customers.

Standard Bank is a financial services company with a global presence. It operates from 18 countries in Africa and 20 on other continents, including the key financial centers of Europe, the Americas and Asia. Standard Bank is the largest bank in Africa by market capitalization and was awarded the title of Leading Project Finance Bank in Africa by Euromoney in 2007, Best Bank in Africa 2008 and Best Bank in South Africa 2008.

Auramet Trading, LLC (“Auramet”) of Fort Lee, New Jersey has been acting as advisors to Orezone on the transaction.

Orezone’s Consolidated Financial Statements and Management’s Discussion and Analysis for the three and six month periods ended June 30, 2008 will be filed on SEDAR (www.sedar.com) and posted on the Company’s website (www.orezone.com) today.

Orezone is an explorer and emerging gold producer whose main asset is the Essakane Project, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Recoverable reserves contained within a US$600 gold price mine plan are 3.0Moz. The deposit remains essentially open and untested below 260m from surface and is surrounded by several satellites deposits. The government of Burkina Faso has a 10% non-participating interest and a 3% net smelter royalty in the project. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com
Niel Marotta, VP Corporate Finance,nmarotta@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to raising sufficient equity capital and reserve and resource estimates for the Essakane Project.

Forward-looking statements are based on certain assumptions and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, failure of contracted parties to perform as contracted, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.